Direct Dial: 972-819-2398

Fax: 972-819-0201

Email:  jbell@efji.com

November 20, 2009

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. St. NE

Mail Stop 3720

Washington, D.C. 20549-3720

RE:	EF Johnson Technologies, Inc.
Form 10-K for Fiscal year Ended December 31, 2008
Filed March 31, 2009
File No. 0-21681

Dear Mr. Pacho:

We are in receipt of your letter dated November 9, 2009, regarding your review of our Form 10-K for the year ended December 31, 2008.  We have reviewed your comments and are herein providing our responses.  Our responses are keyed to the comments contained in your letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 restatements, page F-15

1.     Tell us in more detail of the nature and terms of the memorandum of understanding you entered with one of your vendors.  Provide us with the journal entries you recorded prior and after the restatement to account for the impact of this agreement in your financial statements.  Tell us the names of all the parties involved and the reasons for their involvement. Clarify to us whether the vendor and the contract manufacturer you refer to in this note are the same entities.

Company Response:

On May 14, 2004, E.F. Johnson Company (“EFJC”), a wholly-owned subsidiary of the Company, entered into a Master Agreement for Products and Services (the “Master

EF Johnson Technologies, Inc. • 1440 Corporate Drive, Irving, TX 75038-2401

800.328.3911 • 972.819.0700 • fax 972.819.0639

www.EFJohnson.com

Agreement”) with McDonald Technologies International, Inc. (“MTI”), an unrelated private company, under the terms of which MTI would manufacture EFJC-branded radios for EFJC.  EFJC would supply certain component parts (the “EFJC Components”) to MTI, which MTI would incorporate into the radios.  MTI would report its usage of the EFJC Components to EFJC, which created a receivable from MTI on EFJC’s books.  MTI would invoice EFJC for finished radios upon delivery to EFJC.  MTI would also issue a credit note for the EFJC Component parts used in the manufactured radios, which reduced the MTI receivable balance.  (See journal entries set forth below.) This was a non-revenue impacting transaction.  The Master Agreement has an initial term of 5 years, with automatic one-year renewals.

In the second quarter of 2007, a dispute arose between the parties regarding the balance of the receivable owed by MTI to EFJC for the EFJC Components delivered to and used by MTI.    Following negotiations, the parties entered into a two page letter agreement (the “Memorandum of Understanding”) on July 24, 2007, resolving the dispute.  Under the terms of the Memorandum of Understanding, MTI agreed to provide up to $3.6 million of discount credits to EFJC on future purchases.  By year-end 2008, there were approximately $2.7 million in unearned credits still available to EFJC.  In January 2009, the parties entered into a letter agreement, which extended the Memorandum of Understanding for an indefinite period of time and revised certain other terms of the Memorandum of Understanding regarding the amount of credits available by product type.

Prior to the restatement, EFJC maintained a receivable from MTI on its books for the EFJC Components supplied to MTI under the Master Agreement.  Following the entry into the Memorandum of Understanding, EFJC wrote-off a portion of the receivable from MTI, to bring the receivable to $3.6 million, and thereafter recorded credits received from MTI as a result of the arrangement as reductions of the receivable.  The parties continue to honor the agreement reached in the Memorandum of Understanding.

During the course of the year-end audit for fiscal 2008, the Company’s independent registered public accounting firm, Grant Thornton LLP (“Grant Thornton”), questioned whether the Memorandum of Understanding constituted an acknowledgement of the disputed receivable along with a method of repayment, or was simply a rebate agreement on future purchases. Following a review of the Memorandum of Understanding and the facts and circumstances surrounding the agreement, the Company determined that the Memorandum of Understanding should have been accounted for as a rebate agreement with the credits received recorded as a reduction of the cost of future inventory purchases.  The receivable should have been deemed uncollectible and written off at the time the Memorandum of Understanding was signed.

On March 30, 2009, the Audit Committee of the Company’s Board of Directors concluded that, upon the recommendation of management, in consultation with Grant Thornton, the Company’s previously issued financial statements for each of the quarters ended September 30, 2007 and March 31, June 30 and September 30, 2008, respectively, and for the fourth quarter and year ended December 31, 2007, required restatement.

As a result, the Company wrote off the MTI receivable balance as of the third quarter of 2007, and the related credits on purchases received under the terms of the Memorandum of Understanding were treated as a reduction to cost of sales resulting from the lower cost basis of inventory.  The write-off of the MTI receivable was charged to cost of sales, as the transactions that generated the disputed receivable related to the transfer of inventory at cost to a contract manufacturer.   Subsequent to writing off the receivable, the Company recorded credits to cost of sales.

The journal entries recorded prior to and after the restatement related to discount credits earned under the Memorandum of Understanding are as follows:

1.             Journal Entries Prior to MOU:

(i).           Record Use By MTI of EFJC Components:

Debit to Receivable from MTI

Credit to Inventory

(ii)           Receive Finished Good Radios from MTI:

Debit to Inventory

Credit to Accounts Payable

(iii)          Receive Credit Note from MTI for Usage of EFJC Components: *

Debit Accounts payable

Credit Receivable from MTI

* Relates to usage of EFJC Components reflected in (i) above.

2.             Journal Entries Subsequent to MOU:

At the time the parties entered into the MOU, EFJC had ceased to provide EFJC Components to MTI in exchange for credits.  Beginning in the first quarter of 2007, EFJC began to ship EFJC Components to MTI upon receipt of a purchase order from MTI.  EFJC would invoice MTI upon shipment of the EFJC Components and MTI would remit payment pursuant to the terms of the invoice.

(i)            Receive Credit Note from MTI for Inventory Purchases under the MOU:

Debit Accounts payable

Credit Receivable from MTI

3.             Journal Entries Post-Restatement:

(i)            Write off of the balance of the MTI Receivable at the time of execution of the MOU:

Debit Inventory/Cost of Sales

Credit Receivable from MTI

(ii)           Receive Credit Note from MTI for Inventory Purchases under the MOU:

Debit Accounts payable

Credit Inventory/Cost of Sales

We hereby confirm that the vendor and the contract manufacturer we refer to in Note 2 are one and the same.

The Company further acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 972-819-2398 or Elaine Flud Rodriguez, General Counsel of EF Johnson Technologies, Inc., at 972-819-0219 if you have any questions or would like additional information with respect to these responses.

Very truly yours,

/s/ Jana Ahlfinger Bell
Jana Ahlfinger Bell
Executive Vice President and Chief Financial Officer

cc:	Dr. Edward Bersoff, Chairman - Audit Committee of Board of Directors
James Berend, Grant Thornton, LLP
Michael E. Jalbert, Chairman and CEO, EF Johnson Technologies, Inc.
Elaine Flud Rodriguez, General Counsel, EF Johnson Technologies, Inc.